FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 GlaxoSmithKline plc

Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

In accordance with Disclosure and Transparency Rule 3.1.4R(1)(c) the table below sets out the changes in interests of a Person Discharging Managerial Responsibilities' ('PDMR') Connected Person following the vesting of awards over Ordinary Shares made in 2012, 2013 and 2014 under the GlaxoSmithKline Share Value Plan ('SVP'). The notification also sets out the sale of Ordinary Shares to meet tax liabilities following the vesting of these awards.

The fair market value of an Ordinary Share at the point of vesting and sale on 24 March 2015 was £16.13.

Name of PDMR	Name of Connected Person	Number of Ordinary Shares vested	Number of Ordinary Shares sold to meet tax liabilities following the vesting
Mr P C Thomson	Mrs K Thomson	4958	2332

The Company was advised of these transactions on 30 April 2015.

V A Whyte
Company Secretary

30 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 30, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc